                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             (Amendment No.      )*

                             J.D. EDWARDS & COMPANY
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  281667 10 5
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

    The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (CONTINUED ON THE FOLLOWING PAGE(S))

CUSIP No. 281667 10 5                                       Page 2 of 9 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS

           C. Edward McVaney

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     -0- (1)
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   55,925,522 (1)
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     34,301,494
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      55,925,522 (1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)


      [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      59.3%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

(1) See Item 4.

CUSIP No. 281667 10 5                                       Page 3 of 9 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS

           Robert C. Newman

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     -0- (1)
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   55,925,522 (1)
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     9,886,530
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      55,925,522 (1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)


      [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      59.3%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

(1) See Item 4.

CUSIP No. 281667 10 5                                       Page 4 of 9 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS

           Jack L. Thompson

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     -0- (1)
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   55,925,522 (1)
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     11,737,498
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      55,925,522 (1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)


      [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      59.3%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

(1) See Item 4.

CUSIP No. 281667 10 5                                           Page 5 of 9


ITEM 1(a) NAME OF ISSUER:

         J.D. Edwards & Company (the "Company")

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         One Technology Way
         Denver, CO  80237

ITEM 2(a) NAMES OF PERSONS FILING:

         C. Edward McVaney, Robert C. Newman, Jack L. Thompson

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         C. Edward McVaney, Robert C. Newman, Jack L. Thompson
         One Technology Way
         Denver, CO  80237

ITEM 2(c) CITIZENSHIP:

         C. Edward McVaney - United States citizen
         Robert C. Newman - United States citizen
         Jack L. Thompson - United States citizen

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $0.001 ("Common Stock")

ITEM 2(e) CUSIP NUMBER:

         281667 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A :

         (a) [  ] Broker of Dealer registered under Section 15 of the Act

         (b) [  ]  Bank as defined in Section 3(a)(6) of the Act

         (c) [  ] Insurance Company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Benefit Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(ii)(F)

         (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h) [  ] Group, in accordance with Section  240.13d-1(b)(1)(ii)(H)

                 N/A

ITEM 4. OWNERSHIP.

         Messrs. McVaney, Newman and Thompson (each a "Stockholder" and collectively the "Stockholders") and the Company entered into an Amended and Restated Stockholders Agreement dated August 20, 1997 (the "Agreement"). All of the shares of Common Stock covered by this statement are subject to the Agreement, which provides that Messrs. Newman and Thompson must cast their votes in the same proportion as the votes cast by Mr. McVaney with respect to certain significant corporate issues, such

CUSIP No. 281667 10 5                                           Page 6 of 9


as any (i) revision of the Company's Certificate of Incorporation; (ii) merger, consolidation, share exchange or similar event; (iii) sale or other disposition of all or substantially all of the Company's assets; (iv) dissolution or liquidation of the Company; or (v) bankruptcy filing for the Company. In addition, the Agreement provides that each Stockholder must vote for the election of each of the other Stockholders to the Company's Board of Directors or a designee appointed by such other Stockholder. Messrs. McVaney, Newman and Thompson directly own 34,301,494 shares, 9,886,530 shares and 11,737,498 shares of Common Stock, respectively. Excluding the provisions of the Agreement described above, each Stockholder may vote such shares as he chooses, and each Stockholder has sole dispositive power of such shares. However, because the Agreement affects the ability of the Stockholders to vote their shares in certain circumstances, to determine their beneficial ownership pursuant to Rule 13d-3, the Stockholders must aggregate their share holdings. Nevertheless, except for the shares owned directly by each Stockholder, the filing of this statement should not be construed as an admission by any Stockholder that such person is the owner of the other securities covered by this statement.

         Based on information provided by the Company, there were 93,890,446 shares outstanding on December 31, 1997.

         (a) Amount Beneficially Owned:

                 C. Edward McVaney - 55,925,522
                 Robert C. Newman - 55,925,522
                 Jack L. Thompson - 55,925,522

         (b) Percent of Class:

                 C. Edward McVaney - 59.3%
                 Robert C. Newman - 59.3%
                 Jack L. Thompson - 59.3%

         (c) Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:

                          C. Edward McVaney - 0
                          Robert C. Newman - 0
                          Jack L. Thompson - 0

                 (ii)  shared power to vote or direct the vote:

                          C. Edward McVaney - 55,925,522
                          Robert C. Newman - 55,925,522
                          Jack L. Thompson - 55,925,522

                 (iii) sole power to dispose or to direct the disposition of:

                          C. Edward McVaney - 34,301,494
                          Robert C. Newman - 9,886,530
                          Jack L. Thompson - 11,737,498

                 (iv)  shared power to dispose or to direct the disposition of:

                          C. Edward McVaney - 0
                          Robert C. Newman - 0
                          Jack L. Thompson - 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

         N/A

CUSIP No. 281667 10 5                                           Page 7 of 9



ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         See Exhibit 1.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         N/A

ITEM 10. CERTIFICATION

         N/A

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1998
-------------------------------------------
Date

By:  /s/ C. Edward McVaney
-------------------------------------------
Name:    C. Edward McVaney
Title:   Chairman, President and Chief Executive Officer


February 12, 1998
-------------------------------------------
Date

By:  /s/ Robert C. Newman
-------------------------------------------
Name:    Robert C. Newman
Title:   Director


February 12, 1998
-------------------------------------------
Date

By:  /s/ Jack L. Thompson
-------------------------------------------
Name:    Jack L. Thompson
Title:   Director

CUSIP No. 281667 10 5                                           Page 8 of 9


Exhibit Index

Exhibit                                                     Page
-------                                                     ----
  1            Names of Reporting Persons                    9

CUSIP No. 281667 10 5                                           Page 9 of 9


                                   EXHIBIT 1

                           NAMES OF REPORTING PERSONS

C. Edward McVaney
Robert C. Newman
Jack L. Thompson